FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]          Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]            No [X]


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                                EXPLANATORY NOTE

This Form 6-K/A is being furnished to correct a typographical error included on the signature page of the Form 6-K of A/S STEAMSHIP COMPANY TORM furnished on November 27, 2006. This Form 6-K/A does not update, modify or amend the disclosures set forth in the Form 6-K furnished on November 27, 2006 except for the correction of the typographical error.


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 12 - 2006 - Message from shareholder - issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 27, 2006.


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Exhibit 1

                                                                27 November 2006


A/S Dampskibsselskabet TORM has received the following message from Beltest Shipping Company Ltd.:

"Due to persistent rumors in the market about Beltest's shareholding in Torm I wish to inform you that Beltest has been approached for its shareholding in Torm. If Beltest receives any unsolicited offer(s) for its 32.22% shareholding in Torm, it will investigate them and for the sake of the smooth operation of Torm, these investigations will be finalized within the next two weeks.

Sincerely yours,

For Beltest Shipping Company Ltd.
Nicos Zouvelos
General Manager"




Contact    A/S Dampskibsselskabet TORM             Telephone +45 25 26 33 43
           Tuborg Havnevej 18                      N. E. Nielsen, Chairman
           DK-2900 Hellerup - Denmark



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             A/S STEAMSHIP COMPANY TORM
                                                     (Registrant)



Dated: November 28, 2006
                                             By: /s/ Klaus Kjaerulff
                                                 -----------------------
                                                     Klaus Kjaerulff
                                                     Chief Executive Officer


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